[redacted]

14041940

PO 11/28/14

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48215

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **OCTOBER 1, 2013** (MM/DD/YY) AND ENDING **SEPTEMBER 30, 2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **CAREY THOMAS HOOVER & BREAULT, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8080 E. CENTRAL, SUITE 200
(No. and Street)

WICHITA	**KANSAS**	**67206**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEFFREY BREAULT **(316) 634-2222**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

12/1/14

OATH OR AFFIRMATION

I, JEFFREY BREAULT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or CAREY THOMAS HOOVER & BREAULT, INC., as of SEPTEMBER 30, 2014 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER

Title

PATRICIA L. DAVIS
Notary Public - State of Kansas
My Appt. Expires 6/25/17

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAREY, THOMAS, HOOVER & BREAULT, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2014

ASSETS

Assets	
Cash	$ 796,883
Cash deposits with clearing organization	80,208
Receivables from broker-dealers and clearing organization	385,434
Income tax receivables	105,701
Miscellaneous receivables	221
Total Current Assets	1,368,447
Note receivable	97,172
	$ 1,465,619

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 14,837
Commission and payroll related expenses payable	899,716
Payroll taxes and cafeteria plan payable	70,847
Profit sharing contribution and 401(K) payable	101,107
Due to related party	23,967
Total Liabilities	1,110,474
Stockholders' equity	
Common stock, no par value; 10,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	62,954
Retained earnings	291,191
	355,145
	$ 1,465,619

The accompanying notes are an integral part of these financial statements.